Aavid Thermal Technologies, Inc
October 4, 2005
VIA EDGAR
Mr. Gary Todd
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005
File No. 033-99232
Dear Mr. Todd:
We have reviewed your questions and comments and have addressed them as they apply to the Form 10-K for the fiscal year ended December 31, 2004. We have also considered how they apply to the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and will apply all changes, as applicable, addressed to the Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Additionally, we will apply these changes, as applicable, to all future Form 10-K and Form 10-Q filings.
In connection with our response to your comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For the Commission’s convenience, the numbering of the responses below corresponds to the numbering of the comments in the Commission’s letter.
Sincerely,

/s/ Brian A. Byrne
Brian A. Byrne
Chief Financial Officer

Form 10-K for the year ended December 31, 2004
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26
1.	We see on page 28 that you attribute foreign exchange gains to the impact of changes in exchange rates on certain long-term inter-company notes. With respect to these notes, tell us how your accounting considers the guidance from paragraph 20 of SFAS 52.
RESPONSE:
The guidance provided by paragraph 20 of SFAS 52 is as follows:
Transaction Gains and Losses to Be Excluded from Determination of Net Income
20. Gains and losses on the following foreign currency transactions shall not be included in determining net income but shall be reported in the same manner as translation adjustments (paragraph 13):
a. Foreign currency transactions that are designated as, and are effective as, economic hedges of a net investment in a foreign entity, commencing as of the designation date
b. Intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transaction are consolidated, combined, or accounted for by the equity method in the reporting enterprise’s financial statements
During fiscal years 2003 and 2004, the Company had five material intercompany notes between U.S. and foreign subsidiaries which are located in the UK, Italy and Canada.
One of these intercompany notes between a U.S. subsidiary and an Italian subsidiary is treated as being of a long-term investment nature as settlement on this note is not planned or anticipated in the foreseeable future. Therefore, in accordance with SFAS 52, the Company does not record foreign currency gains or losses in the Company’s statements of operations related to this note.

The remaining four intercompany notes between U.S. and foreign subsidiaries are not treated as being of a long-term investment nature. The reason for such treatment is as follows:
•	The majority of these notes accrue interest, which is periodically repaid

•	The majority of these notes have had principal payments made on them since origination

•	It is anticipated the interest and/or principal payments will continue on these notes into the foreseeable future
As a result, foreign exchange gains or losses on these intercompany notes are recognized in the Company’s statements of operations.
Results of Operations, page 26
2.	We refer to the disclosure of EBITDA as defined in your credit agreement. Please revise future filings to more fully comply with the disclosure guidance from Question 10 to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” In that regard, you should expand to describe (1) the materiality of the credit agreement and the covenant, (2) the amount or limit required for compliance with the covenant; and (3) the actual or reasonable likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. Show us how you intend to apply this comment.
RESPONSE:
The disclosure guidance from Question 10 to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” is as follows:
Question 10: Item 10(e) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).” A company’s credit agreement contains a material covenant regarding the non-GAAP financial measure “Adjusted EBITDA.” If presented in a Commission filing, the non-GAAP financial measure “Adjusted EBITDA” would violate the referenced prohibition, as it excludes charges that are required to be cash settled. May the company present the “Adjusted EBITDA” financial measure in its periodic reports?

Answer 10: MD&A requires disclosure of material items affecting liquidity. Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. In this situation, disclosure regarding the covenant may be misleading absent a discussion of the following:
•	the materiality of the credit agreement and the covenant;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.
Discussion of the non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.
We will modify the disclosure of EBITDA, as defined in our credit agreement, in future filings to comply with disclosure guidance from Question 10 above as follows:
     The Company’s EBITDA, as defined in the Loan and Security Agreement with the Company’s senior lenders, was $44.4 million in 2004 compared with $35.7 million in 2003. EBITDA is a non-GAAP financial measure that the Company believes is relevant to potential readers of our financial statements as it is the primary measure of performance and compliance with the Fixed Charge Coverage Ratio financial covenant utilized by our lenders. A reconciliation of net income to EBITDA is as follows:

	FOR THE YEAR ENDED
	DECEMBER 31,	DECEMBER 31,
(DOLLARS IN MILLIONS)	2004	2003
Net income (loss)	$7.7	$(3.7)
Cash interest expense	16.5	16.7
Bond discount amortization	0.8	0.7
Deferred financing fee amortization	1.0	1.0
Provision for income taxes	4.8	1.6
Depreciation	7.3	8.0
Intangible asset amortization	0.8	3.5
Deferred revenue change during period (1)	5.5	7.8
Loss on disposal of fixed assets	0.0	0.2
Restructuring charges(credits)	—	(0.1)

EBITDA	$44.4	$35.7

(1)	Change in deferred revenue as defined in the Loan and Security Agreement represents the net change in deferred revenue found on the Company’s balance sheet from the beginning of the applicable reporting period to the end of the applicable reporting period. An increase in deferred revenue during the period will increase EBITDA. A decrease in deferred revenue during the period will decrease EBITDA, as defined.
Under the terms of our Loan and Security Agreement, we cannot permit the ratio of EBITDA to Fixed Charges to be less than 1.0 to 1.0, as measured at the end of each fiscal month. If this ratio falls below 1.0 to 1.0, this would constitute an Event of Default. If such a default occurs, the lenders under the Loan and Security Agreement will be entitled to accelerate the amounts due under the Loan and Security Agreement and may require all such amounts to be immediately paid in full. The lenders under the Loan and Security Agreement may also take all remedies permitted to be taken by a secured creditor under the security documents entered into to secure the Loan and Security Agreement and the Uniform Commercial Code. The Company was in compliance with all financial covenants under its Loan and Security Agreement for the years ended December 31, 2004 and 2003.
We believe the above disclosure will satisfy the disclosure requirements under Question 10 to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”
Results of Operations, page 26
3.	We refer to the disclosure of operating income excluding intangible asset amortization and restructuring charges. Either delete these measures from all future filings or expand to fully comply with the requirements of Item 10(e) to Regulation S-K. If you choose to retain the disclosures of this non-GAAP measure, expand future filings to provide the following:
•	A quantitative reconciliation showing the differences between the non-GAAP measure and the most directly comparable financial measure presented in GAAP;

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Refer also to Questions 8 and 33 to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Show us how you intend to apply this comment.
RESPONSE:
The Company intends to remove the non-GAAP measures cited in the comment above from all future filings.
Financial Statements
Report of Independent Registered Public Accounting Firm, page 48
4.	We note that the audit report does not state that the audit was performed in accordance with PCAOB standards. Please revise the audit report to make appropriate reference to the auditing standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1.
RESPONSE:
The audit report has been revised to make appropriate reference to the auditing standards of the PCAOB. The revised audit report will be included in an amended Form 10-K for the year ended December 31, 2004 to be filed by the Company on or before October 30, 2005. The form of the revised audit opinion, provided to us by our independent registered public accounting firm, is as follows:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Aavid Thermal Technologies, Inc.
We have audited the accompanying consolidated balance sheets of Aavid Thermal Technologies, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aavid Thermal Technologies, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
MANCHESTER, NEW HAMPSHIRE
February 18, 2005
Note B. Summary of Significant Accounting Policies
Revenue Recognition, page 58
5.	Unless insignificant, please expand future filings to disclose how you account for product warranties and to provide the quantitative disclosures called for by FIN 45.

RESPONSE:
The following excerpt from paragraph 14 of FASB Interpretation No. 45 (FIN 45) provides the following disclosure requirements related to product warranties:
14. For product warranties and other guarantee contracts that are excluded from the initial recognition and initial measurement requirements of this Interpretation pursuant to paragraph 7(b) (collectively referred to as product warranties), a guarantor is not required to disclose the maximum potential amount of future payments specified in paragraph 13(b) above. Instead, the guarantor is required to disclose for those product warranties the following information:
a. The guarantor’s accounting policy and methodology used in determining its liability for product warranties (including any liability [such as deferred revenue] associated with extended warranties).
b. A tabular reconciliation of the changes in the guarantor’s aggregate product warranty liability for the reporting period. That reconciliation should present the beginning balance of the aggregate product warranty liability, the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), and the ending balance of the aggregate product warranty liability.
Historically, the Company has not recorded a separate warranty liability within its consolidated balance sheet as warranty costs have historically been insignificant for the Company. Warranty costs have historically been insignificant for the Company due to the fact that the majority of the Company’s tangible thermal management products have no moving parts and would not be considered ‘active’ components. Products of this nature are not generally subject to risk of failure due to manufacturing defect over an extended period of time. The majority of the quality related product returns experienced by the Company result from customary quality inspections performed by the customer either upon receipt of the goods or upon initial integration of the component to the finished assembly. If a defect is discovered by a customer, it is generally discovered within a very short period of time from the time of receipt by the customer. In order to properly account for product returns due to fit and finish defects, the Company maintains product returns reserves based on historical and estimated future returns.
The Company does acknowledge that current technology changes within the thermal management device market are leading to the incorporation of ‘active’ components within the Company’s thermal management devices on a more frequent basis. The Company will continue to periodically evaluate the potential for warranty related costs that could result from a more widespread use of active components by the Company to ensure the timely establishment of a separate warranty liability as the need arises.

As a result of the above factors, the Company respectfully believes that its treatment of product returns and warranty liabilities is currently appropriate for its historical financial statements.
Revenue Recognition, page 58
6.	Tell us about the significant terms and conditions of transactions with distributors, including more specific detail about rights of return and stock rotation arrangements. In a written response, show us that it is appropriate to recognize revenue on transactions with distributors at shipment. Refer to SAB 104 and SFAS 48 for guidance in preparing your response.
RESPONSE:
SAB 104 states that revenue is generally realized when the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.
When the seller gives the buyer the right to return product, the following criteria must be met in order to recognize revenue on a transaction at the time of sale in accordance with SFAS 48:
a. The seller’s price to the buyer is substantially fixed or determinable at the date of sale.
b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
c. The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

f. The amount of future returns can be reasonably estimated.
Sales revenue and cost of sales that are not recognized at time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.
We sell our products through several major distributors. All of our significant contracts with distributors contain the following elements:
1.)	They require a purchase order from the distributor that includes a fixed price for all goods ordered by the distributor.

2.)	They contain a specified payment term, generally “net 30”. Payment is not contingent on resale of the product.

3.)	The goods are shipped FOB shipping point and the distributor assumes all risks of ownership and loss at time of shipping.

4.)	All of our distributors are completely independent from the Company from an economic substance perspective.

5.)	The Company has no obligations to the buyer for future performance to directly bring about resale of the product by the buyer.

6.)	Our distributor agreements generally allow for limited stock rotation returns. The Company notes that stock rotation is only allowed for standard parts. Non-standard parts may not be returned. The stock rotation term of these agreements allow a distributor to return a certain dollar value of standard parts up to a specified percentage of their total purchases (both standard and non-standard parts) within a specified period of time. There are two different terms utilized by our distributors with respect to stock rotation. The first term (the “10% term”) allows a distributor to return up to 10% of the purchase price of goods purchased over a preceding six (6) month period. The second term (the “4% term”) allows a distributor to return up to 4% of the total purchase price of goods purchased over a preceding twelve (12) month period. Additionally, these terms often contain a caveat that the distributor must in turn place new purchase orders for new goods that are of equal or greater value than the returned merchandise. Of our total distributor revenue, approximately 50% is generated from customers that are under the 10% term and 50% is generated from customers that are under the 4% term. Due to the terms contained within these stock rotation provisions, our adherence history related to these provisions, and with our overall history of distributor relationships, we believe future returns can be reasonably estimated.
In addition to the above contract elements, it should be noted that we have a documented experience of successful collection of receivables from our distributor customers.

Based on the facts above, we believe it is appropriate for the Company to recognize revenue on transactions with distributors at shipment, subject to a provision for future product returns, and that this treatment is in accordance with the guidance as set forth in SAB 104 and SFAS 48.
Note N. Restructuring Charges and Reserves, page 70
7.	In future filings please separately present cash payments from non-cash adjustments to existing reserves
RESPONSE:
Cash payments will be separately presented from non-cash adjustments to restructuring reserves in all future filings.
Note N. Restructuring Charges and Reserves, page 70
8.	As a related matter, in 2004 we see a $625,000 reduction in an item labeled “fixed asset reserves.” Future filings should identify and describe the underlying reasons for non-cash adjustments to existing reserves.
RESPONSE:
Non-cash adjustments to existing restructuring reserves will be identified and described in all future filings.
Section 302 Certifications – Exhibits 31.1 and 31.2
9.	We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the form specified in Regulation S-K. The Section 302 certifications must be in the exact form prescribed; and, the wording of the certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph pursuant to Part III.E. of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend the Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005.
RESPONSE:
The Section 302 certifications have been revised to comply with the form prescribed in Regulation S-K. An amended Form 10-K for the year ended December 31, 2004, and amended Form 10-Qs for the periods ended March 31 and June 30, 2005 will be filed with the revised certifications on or before October 30, 2005. The form of the revised certifications will be as follows.

Form 10-K Revisions:
Exhibit 31.1
CERTIFICATION AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Bharatan R. Patel, certify that:
1.	I have reviewed the Annual Report on Form 10-K of Aavid Thermal Technologies, Inc.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(f) and 15d-5(f) for the registrant and have:

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is prepared;

b.)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing equivalent functions):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated:

/s/ Bharatan R. Patel
Bharatan R. Patel
Chairman, President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Brian A. Byrne, certify that:
1.	I have reviewed the Annual Report on Form 10-K of Aavid Thermal Technologies, Inc.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(f) and 15d-5(f) for the registrant and have:

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is prepared;

b.)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing equivalent functions):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Dated:

/s/ Brian A. Byrne
Brian A. Byrne
Chief Financial Officer

Form 10-Q Revisions:
Exhibit 31.1
CERTIFICATION AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Bharatan R. Patel, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Aavid Thermal Technologies, Inc.

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(f) and 15d-5(f) for the registrant and have:

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is prepared;

b.)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing equivalent functions):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
Dated:

/s/ Bharatan R. Patel
Bharatan R. Patel
Chairman, President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Brian A. Byrne, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Aavid Thermal Technologies, Inc.

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-5(f) and 15d-5(f) for the registrant and have:

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is prepared;

b.)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing equivalent functions):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
Dated:

/s/ Brian A. Byrne
Brian A. Byrne
Chief Financial Officer